UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  20-F  ☐ Form 40-F

Enclosure: A press release dated March 23, 2026 announcing the registrant's Murabaha Syndicated Loan Facility.

Istanbul, March 23, 2026

Announcement Regarding the Murabaha Syndicated Loan Facility

In order to fund our Company’s investments in next-generation communication technologies, primarily 5G; a Murabaha syndicated loan agreement in the amount of USD 1,000,000,000, in compliance with Islamic finance principles, with the participation of 14 international banks under the leadership of HSBC Bank Middle East Limited has been signed. The loan has a maturity of 7 years (with a 2-year grace period for principal repayment), an annual cost of 3M SOFR + 1.95% profit rate, and an all-in annual cost of 3M SOFR + 2.14%.

As the uncertainties in the process of signing the loan agreement could affect investors’ investment decisions and the value of the Company’s shares, pursuant to Article 6 of the Communiqué on Material Events of the Capital Markets Board, the Board of Directors has resolved to postpone the public disclosure of such information.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 23, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: March 23, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer